AD 11/08

08032291

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
OCT 30 2008
Washington, DC
106

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35085

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 9/1/2007 (MM/DD/YY) AND ENDING 8/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CONOVER SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11250 KIRKLAND WAY, SUITE 100
(No. and Street)

KIRKLAND (City) WA (State) 98033 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JON TRIBBEL 425-897-7151
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BREARD AND ASSOCIATES INC
(Name – *if individual, state last, first, middle name*)

2101 TELEGRAPH AVE (Address) OAKLAND (City) CA (State) 94612 (Zip Code)

PROCESSED
NOV 13 2008
THOMSON REUTERS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JON HENRY TRIBBEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CONOVER SECURITIES CORPORATION, as of 8/31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

PATRICE M. HUGHES
Commission Expires 01-16-2011
NOTARY PUBLIC
STATE OF WASHINGTON

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) INDEPENDANT AUDITORS REPORT ON INTERNAL ACCOUNTING CONTROLS

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONOVER SECURITIES

Conover Securities Corporation

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For Year Ended August 31st 2008

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Conover Securities Corporation:

We have audited the accompanying statement of financial condition of Conover Securities Corporation (the Company) as of August 31, 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Conover Securities Corporation as of August 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
October 24, 2008

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Conover Securities Corporation
Statement of Financial Condition
August 31, 2008

Assets

Cash & cash equivalents	$ 28,957
Accounts receivable, net	2,192
Commissions receivable	653
Marketable securities, at market value	22,883
Equipment and furniture, net	–
Prepaid expense	1,800
Total assets	$ 56,485

Liabilities and Stockholder's Equity

Liabilities

Accounts payable & accrued expenses	$ 997
Commission payable	542
Accrued payroll expenses	5,706
Deferred income tax payable	2,157
Total liabilities	9,402

Stockholder's equity

Common stock, no par value, 50,000 shares authorized, 9,500 shares issued and outstanding	54,500
Accumulated deficit	(7,417)
Total stockholder's equity	47,083
Total liabilities and stockholder's equity	$ 56,485

The accompanying notes are an integral part of these financial statements.

Conover Securities Corporation
Statement of Operations
For the Year Ended August 31, 2008

Revenues	
Commissions income	$ 348,549
Interest income	24
Net dealer inventory and investment gains (losses)	21
Other income	1,242
Total revenues	349,836
Expenses	
Employee compensation and benefits	244,252
Commission expenses	112,477
Occupancy	24,000
Taxes, licenses and fees, other than income taxes	10,978
Other operating expenses	18,778
Total expenses	410,485
Net income (loss) before income tax provision	(60,649)
Income tax provision	778
Net income (loss)	$ (61,427)

The accompanying notes are an integral part of these financial statements.

Conover Securities Corporation
Statement of Changes in Stockholder's Equity
For the Year Ended August 31, 2008

	Common Stock	Retained Earning / (Accumulated Deficit)	Total
Balance at August 31, 2007	$ 4,500	$ 54,010	$ 58,510
Sale of common stock	50,000	–	50,000
Net income (loss)	–	(61,427)	(61,427)
Balance at August 31, 2008	$ 54,500	$ (7,417)	$ 47,083

The accompanying notes are an integral part of these financial statements.

Conover Securities Corporation
Statement of Cash Flows
For the Year Ended August 31, 2008

Cash flows from operating activities:		
Net income (loss)		$ (61,427)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
(Increase) decrease in:		
Accounts receivable, net	$ (2,192)	
Commission receivable	1,289	
Marketable securities, at market value	(21)	
Prepaid expense	(1,800)	
(Decrease) increase in:		
Accounts payable & accrued expenses	(6,622)	
Commission payable	(475)	
Accrued payroll expenses	5,706	
Rent payable	(25,000)	
Deferred income tax payable	778	
Total adjustments		(28,337)
Net cash and cash equivalents provided by (used in) operating activities		(89,764)
Cash flows from investing activities:		–
Cash flows from financing activities:		
Proceed from issuance of capital stock	50,000	
Net cash and cash equivalents provided by (used in) financing activities:		50,000
Net increase (decrease) in cash & cash equivalent		(39,764)
Cash and cash equivalent, at beginning of year		68,721
Cash and cash equivalent, at end of year		$ 28,957

Supplemental disclosures of cash flow information:

Cash paid during the year for:	
Interest	$ –
Income taxes	$ –

The accompanying notes are an integral part of these financial statements.

Conover Securities Corporation
Notes to Financial Statements
August 31, 2008

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Conover Securities Corporation (the "Company") was incorporated in the state of Washington on January 3,1983, under the name of Abacus Securities Corporation. The Company subsequently changed its name to Conover Securities Corporation on May 21, 2007. The Company is registered as a broker/dealer in securities under the Securities Exchange Act of 1934, as amended and is a member of the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corporation ("SIPC"), and the Municipal Securities Rulemaking Board ("MSRB").

The Company is allowed to engage in the following types of business: (1) mutual fund retailer, (2) municipal securities broker, (3) broker or dealer selling variable life insurance or annuities, (4) non-exchange member arranging for transactions in listed securities by exchange member.

The Company does not hold customer funds or securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ form those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market account as cash equivalents.

Accounts receivable are valued and reported at net realizable value. An allowance for doubtful accounts is provided for probable uncollectible accounts.

Commission receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Marketable securities, at market value are shown at fair market value. The change in unrealized gains and losses on investments in marketable securities, at market value are reflected in the statements of operations. Securities transactions are recorded on a trade date basis.

Mutual fund and annuity income are recognized when earned.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equipment and furniture are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred: major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Equipment and furniture are depreciated over their estimated useful lives of five (5) by the straight-line method. The equipment and furniture are fully depreciated.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal laws. Washington does not impose a state tax, however, the Company is subject to the business & occupation tax based on gross receipts.

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for income taxes", which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Note 2: ACCOUNTS RECEIVABLE, NET

As of August 31, 2008, the Company established an allowance for bad debt of $818 for expected uncollectible accounts from all services provided from the total outstanding receivables. This estimate is entered as a bad debt expense and is included in other operating expenses.

Accounts receivable, net consists of the following:

Accounts receivable	$ 3,010
Less: Allowance for doubtful accounts	(818)
Accounts receivable, net	$ 2,192

Note 3: MARKETABLE SECURITIES, AT MARKET

The Company's securities investments are held principally for the purpose of selling in the near term and are classified as trading securities. The trading securities are recorded at fair value on the balance sheet in current assets, with the change in fair value during the period in earnings. The market value of these investments at August 31, 2008, was $22,883.

Note 4: EQUIPMENT AND FURNITURE, NET

The equipment and furniture are recorded at cost and summarized by major classifications as follows:

Furniture and fixture	$ 8,488
Data processing equipment	6,087
	14,575
Less accumulated depreciation	(14,575)
Equipment and furniture, net	$ –

Note 5: GROSS RECEIPTS TAX

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company is subject to the business and occupation tax based on gross receipts. At August 31, 2008, the Company recorded gross receipts tax of $6,933. These amounts are included in "Taxes, licenses and fees, other than income taxes".

Note 6: INCOME TAXES

The components of the income tax provision are as follows:

	Current	Deferred	Total
Federal tax expense (benefit)	$ –	$ 778	$ 778
Total income tax expense (benefit)	$ –	$ 778	$ 778

The Company has available at August 31, 2008, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in the deferred tax asset of approximately $9,337 that expires as follows:

Note 6: INCOME TAXES
(Continued)

Amount of unused operating loss carry-forwards	Expiration during year ended August 31,
$ 6,008	2026
56,238	2028
62,246	

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 7: RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with Abacus Group LLC, its sole stockholder, whereby the Company pays Abacus Group LLC, for use of its facilities, and other operating costs. Under this the agreement, the Company paid Abacus Group LLC $24,000 for rent and utilities expenses.

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 ("SFAS 155"), "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140." The statement allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) as long as the entire instrument is valued on a fair value basis. SFAS 155 also resolves and clarifies other specific issues contained in SFAS 133 and140. The statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after December 15, 2006. The adoption of SFAS 155 has not had a material impact upon the Company's financial statements.

Accounting for Uncertainty in Income Taxes

In June 2006 the FASB issued Financial Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109." which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if it is more likely than

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

not that such position will be sustained on audit based on its technical merits. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The effective date of the provisions of FIN 48 for all nonpublic companies has been postponed to fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Fair Value Measurements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), "Fair Value Measurements". The statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those pronouncements that fair value is a relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect the pronouncement will have a material impact upon the Company's financial statements.

Retirement Plans

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. Adoption of the new standard has not had a material effect on the Company's financial statements.

Fair Value Option

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS 159"), "Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FASB Statement No. 115". SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards which require certain assets or liabilities to be carried at fair value.

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

The objective of this pronouncement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may choose at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Note 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on August 31, 2008, the Company had net capital of $38,546, which was $33,546 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($7,245) to net capital was 0.19 to 1, which is less than the 15 to 1 maximum ratio allowed.

Note 10: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There was a $2,537 difference between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 41,083
Adjustments:		
Accumulated deficit	$ 1,456	
Non-allowable assets	(3,993)	
Total adjustments		(2,537)
Net capital per audited statements		$ 38,546

Conover Securities Corporation
Schedule I-Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of Year Ended August 31, 2008

Computation of net capital		
Stockholder's equity		
Common stock	$ 54,500	
Accumulated deficit	(7,417)	
Total stockholder's equity		$ 47,083
Less: Non-allowable assets		
Accounts receivable	(2,192)	
Commission receivable	(132)	
Prepaid expense	(1,800)	
Total adjustments		(4,124)
Net capital before haircuts		42,959
Less: Haircuts & undue concentration		
Haircuts	(3,432)	
Undue concentration	(981)	
Net capital		38,546
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 483	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess (deficient) net capital		$ 33,546
Ratio of aggregate indebtedness to net capital	0.19:1	

There was a difference of $2,537 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated August 31, 2008. See Note 10.

See independent auditor's report.

Conover Securities Corporation
Schedule II-Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of August 31, 2008

A computation of reserve requirements is not applicable to Conover Securities Corporation as the Company qualifies for exemption under rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Conover Securities Corporation
Schedule III-Information Relating to Possession or Control
Requirements Under to Rule 15c3-3
As of August 31, 2008

Information relating to possession or control requirements is not applicable to Conover Securities Corporation as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Conover Securities Corporation

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended August 31, 2008

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
Conover Securities Corporation:

In planning and performing our audit of the financial statements of Conover Securities Corporation (the Company), as of and for the year ended August 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than that inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at August 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
October 24, 2008

END